Shareholder meeting

The fund held its Annual Meeting of Shareholders on January 24, 2017. The following proposal was considered by the shareholders:

Proposal: Election of thirteen (13) Nominees to serve until their respective successors have been duly elected and qualified

	Total votes	Total votes withheld
	for the nominee	from the nominee
Independent Trustees
Charles L. Bardelis	9,270,744.091	780,330.774
Peter S. Burgess	9,264,119.091	786,955.774
William H. Cunningham	9,258,889.091	792,185.774
Grace K. Fey	9,255,714.091	795,360.774
Theron S. Hoffman	9,256,607.091	794,467.774
Deborah C. Jackson	9,250,024.091	801,050.774
Hassell H. McClellan	9,270,744.091	780,330.774
James M. Oates	9,264,119.091	786,955.774
Steven R. Pruchansky	9,264,119.091	786,955.774
Gregory A. Russo	9,265,738.091	785,336.774
Non-Independent Trustee
James R. Boyle	9,255,973.091	795,101.774
Craig Bromley	9,242,829.091	808,245.774
Warren A. Thomson	9,232,496.091	818,578.774